Mail Stop 3561

August 31, 2007

Mr. David A. Minella, Chief Executive Officer
Prospect Acquisition Corp.
695 East Main Street
Stamford, Connecticut 06901

> Re: **Prospect Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed on August 3, 2007**
> **File No. 333-145110**

Dear Mr. Minella:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to the effectiveness of the company's registration statement, please inform us as to whether the amount of compensation allowable or payable to the underwriters have received clearance by the Financial Industry Regulatory Authority (formerly the NASD).

2. Please disclose whether any evaluations and/or discussions of potential acquisition candidates occurred before the company's incorporation. Also, please disclose if the company's principals have had direct or indirect contact with any potential acquisition candidates in anticipation of the company's incorporation.

3.   We note that the company's officers and directors are affiliated with several investment firms, hedge funds, private equity funds, and/or corporations. In your disclosure on page 18, you reference a prohibition from entering into a business combination with an entity that has received a "material financial investment" from the company's officers, directors, sponsors, or respective affiliates. In light of this statement, please disclose where appropriate whether Prospect Acquisition Corp. may be used to acquire an entity that is a portfolio company of an affiliated fund or entity. This disclosure may require a definition and/or analysis of what constitutes a "material financial investment."

4.   Please tell us the factors you considered in determining to value this offering at $150,000,000 ($172,500,000 if the underwriter's over-allotment option is exercised in full). Please also tell us the factors you considered when determining that you might need $146,800,000 ($168,400,000 if the underwriter's over-allotment option is exercised in full) in the trust fund to effect the business combination contemplated by the registration statement. It does not appear to the staff as though the determination to value the offering at this amount was an arbitrary decision and we would like to know the specific factors and motivations behind the valuation.

Summary, page 1

5.   The company lists types of entities that fall within the financial services industry, along with qualifying language that the industry includes businesses not listed. Please clearly define the financial services industry.

6.   Please clearly list and identify all of the company's sponsors in the summary. Also, please explain why the backgrounds of LLM Capital Partners LLC ("LLM"), LLM Structured Equity Fund L.P. ("LLM Equity"), and LLM Investors L.P. ("LLM Investors") (collectively, "LLM Entities") are discussed in the summary, but the remaining sponsors are not. On page 2, the company states it "will seek to capitalize on the significant . . . investing experience and contacts" of the LLM Entities. Please disclose why the LLM Entities are highlighted, but all of the sponsors are subject to the right of first review agreement.

7.   We note the disclosure on pages 2 and 3, in regards to right of first review agreement, certain individuals have agreed to present business opportunities to the company prior to any other persons or entities. However, we also note the disclosure that these obligations are "subject to any fiduciary obligations that they may have." Please disclose here, clearly and briefly, the extent of pre-existing fiduciary obligations that the officers and directors have which would have priority over the company and the obligations in the agreement. For example, would David A. Minella have to first offer a financial services business opportunity to Flat Ridge Investments LLC ("Flat Ridge") before the company?

The Offering, page 5

Right of first review, page 12

8.   Later in your filing, please explain why you "do not believe these fiduciary obligations will materially impact the right of first review agreements."

Risk Factors, page 26

9.   On page 29, we note that David A. Minella and the LLM Funds have agreed to indemnify the company for claims of creditors. Please disclose whether the company is obligated to enforce its indemnification agreement with Mr. Minella and the LLM Funds. If not, please adjust this risk factor accordingly.

10.   Since the hiring of a third party investment firm to value a potential business target is not required, please expand the risk factor at the bottom of page 32 to discuss any material risk that the board may overvalue a potential target.

Proposed Business, page 61

11.   Please identify the sources of your financial services industry statistics mentioned throughout this section. Please cite the specific report(s), author(s), and date(s) of publication.

12.   On page 62, the company states that "an important focus for us will be on the asset management industry." It would appear appropriate to balance the disclosure here to include language that the company is not required to acquire a business in the asset management industry, thus the advantages of this sector may not be relevant. Please revise or advise.

13.   Please balance the disclosure regarding the company's competitive advantages on page 63. While its status as a public company maybe attractive to some potential businesses, the blank check structure, as discussed previously, may be a deterrent in acquiring others. Further, in addition to discussing the competition from venture capital funds, leverage buyout funds, etc., please discuss the competition from other blank check companies. See page 81.

14.   On page 64, the company states that management has "substantial experience in the financial services industry." From a review of the disclosure regarding management's experience, it appears this experience is limited to specific sectors within the financial services industry. Since the company's definition of the financial services industry is broad, please clarify or highlight management's experience across the range of sectors within the financial services industry.

Sources of Target Business, page 66

15.	The company states that it will not enter into a business combination with a target affiliated, or pay a finder's fee, with its initial stockholders, sponsors, officers, directors, or any entity affiliated thereof. Please specify all affiliated entities where this restriction would apply, including funds that invest in entities that would be considered a "material financial investment."

Transaction Value of Target Acquisition, page 68

16.	Please discuss the factors to be used by the board in determining whether it needs to hire an unaffiliated, independent investment banking firm for an opinion as to the fair market value of the target business. Please discuss situations where a FINRA member firm would be used to seek a third party valuation.

Conversion Rights, page 70

17.	Please explain, and disclose the basis for, the disclosure relating to the "put" right surviving past a consummated business combination.

18.	Provide clear disclosure as to the minimum amount of time that will be provided between the mailing of the proxy and the date when the shares must be tendered for conversion rights. Explain whether the minimum amount would be sufficient for an average investor to meet the steps required to exercise their conversion rights. Clarify why investors who attend the meeting are not able to tender their shares in person at the time of the meeting.

19.	Provide clear disclosure regarding any costs associated with tendering the physical or electronic shares and any other requirements or steps to elect conversion. Also, include a statement indicating that a fee, if any, to the extent it is passed through to the investor, may discourage conversions and make it more beneficial for shareholders to simply sell their shares in the market. With a view to disclosure, tell us why shareholders, if true, are not being requested to transfer shares to the transfer agent a reasonable time after the meeting, and approval of the transaction, so that no extraneous expenses or steps would be necessary on the part of shareholders transferring shares in the event the business transaction is rejected.

20.	Revise to clarify whether the requirements that the physical certificate be provided to the transfer agent prior to the meeting applies to both the record holders and the holders in "street name."

Management, page 85

21.	In each management biography, please specify the years the respective individual was affiliated with each listed entity. If you voluntarily disclose business experience of management beyond five years, please fill in any gaps.

22.   Mr. Minella's biography omits any reference to Flat Ridge. Please revise.

23.   Mr. Cvengros's biography omits any reference to SJC Capital. Please revise.

24.   Please disclose if any officer or director is affiliated with Capital Mgmt. If yes, please advise or revise the respective biography, as appropriate.

Executive Officer and Director Compensation, page 87

25.   You state that none of your executive officers has received any cash compensation for services rendered. Please revise to clarify that your discussion addresses all compensation awarded to, earned by or paid to the named executive officers and directors for all services rendered in all capacities.

26.   Please clarify if management is, or will be, compensated, directly or indirectly, by any affiliated entity for services rendered to the company.

Conflicts of Interest, page 90

27.   The company discloses that officers, directors, and sponsors may have conflicts of interests in determining which affiliated entity it will present a particular business opportunity. This section notes that certain business opportunities will be presented to the company by its directors, officers, and sponsors subject to any fiduciary duties or contractual obligations they might have. Please identify all entities that officers, directors, and sponsors have any such pre-existing relationship with that could possibly compete with the company in acquiring a specific business. Please focus on each of their ownership, structure, investment strategy, portfolio, and risk characteristic. Also, please disclose the situations or scenarios where these entities and the company would seek the same type of investment opportunity. At a minimum, this disclosure should include an analysis of the LLM Entities, Flat Ridge, SJC Capital, Capital Mgmt., and other investment, hedge, private equity funds affiliated with officers, directors, and the sponsors.

28.   Previously, the company stated that officers, directors, and sponsors are free to become affiliated with other blank check companies or entities engaged in similar business activities. Please clarify if officers, directors, and sponsors are free to immediately organize, promote, or become involved with blank check companies or entities engaged in similar business activities prior to the company identifying and acquiring a target business. Also, please clarify if officers and directors may become involved with blank check companies with a focus on the financial services industry prior the completion of the company's business combination.

Principal Stockholders, page 92

29.   Please name the individuals who are the beneficial owners of the securities held by Capital Mgmt.

30.   If not discussed in the Management section, please describe the business and structure of SJC Capital and Capital Mgmt. For example, is Capital Mgmt. a broker-dealer or a holding company? Is SJC Capital an investment advisory firm, or is it an underlying fund? Please be specific.

31.   Please disclose if any entities were created to specifically invest in the company. If yes, please refer to Rule 140 of the Securities Act of 1933 and revise the disclosure as appropriate.

Underwriting, page 113

32.   We note your disclosure that, "[i]f all the units are not sold by the underwriters to the public at the initial offering price, the representative may change the public offering price and the other selling terms." Please explain this statement in your disclosure as appropriate. Please tell us the basis for this statement and explain the actions you will take to effect these changes.

Financial Statements

33.   Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Rule 3-12(g) of Regulation S-X.

Exhibits

34.   Please file all missing exhibits listed in Item 16 of the prospectus with your next amendment. Please be advised that we will examine and comment on the exhibits when they are filed.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to Edwin S. Kim at (202) 551-3297.

Sincerely,

John Reynolds
Assistant Director

cc: Floyd I. Wittlin, Esq.
        Fax: (212) 705-7000